Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

HealthPoint Plus, Inc.
230 Independence Way Suite 4
Danvers, MA 01923
https://healthpointplus.com/

Up to $3,500,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: HealthPoint Plus, Inc.
Address: 230 Independence Way Suite 4, Danvers, MA 01923
State of Incorporation: DE
Date Incorporated: August 13, 2014

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $3,500,000.00 | 3,500,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $497.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 3 Days | 35% bonus shares

Super Early Bird - First 6 Days | 30% bonus

Early Bird Bonus - First 10 Days | 20% bonus shares

Volume

Tier 1 perk - Invest $600+ and receive Apple or Samsung Earpods

Tier 2 perk - Invest $2500+ and receive Apple or Samsung Smart Watch

Tier 3 perk - Invest $5,000+ and receive Apple or Samsung Tablet

Tier 4 perk - Invest $10,000+ and receive Apple or Samsung Earpods + Apple or Samsung Smart Watch + Apple or Samsung Tablet + 15% bonus shares

Tier 5 perk - Invest $25,000+ and receive Apple or Samsung Earpods + Apple or Samsung Smart Watch + Apple or Samsung Tablet + Apple Macbook Pro + 20% bonus shares

Tier 6 perk - Invest $50,000+ and receive Apple or Samsung Earpods + Apple or Samsung Smart Watch + Apple or Samsung Tablet + Apple Macbook Pro + 30% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

HealthPoint Plus will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

HealthPoint Plus offers employers of all sizes a unique subscription-based telehealth model by which all employees and their families can more easily and affordably access 24/7/365 on-demand healthcare. Subscription-based pricing, unlike other telehealth competitors who charge a per-visit fee in the traditional fee-for-service model, removes expensive co-pay cost deterents that can limit an individual's access to care when it's needed most. HealthPoint Plus' members pay an affordable monthly fee (e.g. subscription fee) for unlimited, 24/7 doctor visits for the whole family from anywhere there's an internet connection. Our entire clinical network is comprised of bi-lingual (English and Spanish) medical doctors/M.D.s and our call center is 100% staffed with bi-lingual medical assistants/M.A.s creating easy and effective telehealth physician visits with optimal family healthcare experiences. Our monthly membership also includes 24/7 access to behavioral health care as well as 24/7 veterinary consults for urgent pet care.

Competitors and Industry

The U.S. telehealth / telemedicine market in which HealthPoint Plus competes has been experiencing steady growth since the 2020-2021 COVID-19 pandemic made it more difficult to go to in-person physician medical and behavioral health visits.

Below is a list of the leading U.S. companies in the telehealth industry ranked by 2021 revenue.

Top 5 Telehealth companies ranked by full-year 2021 revenue:

Company Revenue Change from 2020

1. Teledoc $ 2.1B +86%

2. Doctor on Demand $ 272M +83%

3. Amwell $ 252M +3%

4. MDLive $ 68M +47%

5. HealthTap $ 65M +5%

All of these companies offer virtual healthcare visits with different pricing models ranging from $65 - $90 per-visit for basic urgent care. HealthPoint Plus is unique in the industry with our "subscription-based" pricing model which charges no per-visit fees, only one affordable monthly subscription fee that's less then 30% of competitors' single visit fees yet still allows unlimited physician visits for the whole family, including pets.

Current Stage and Roadmap

In early Q1 2022, HealthPoint Plus launched the third iteration of our technology platform (HealthPoint Plus v3.0) into production. This software version includes more robust feature-functionality for patients to manage their online medical records and prescriptions that are visible to both them and their physicians during virtual visits to help enhance the medical outcomes. We are currently in-process with further developments on our platform and phone apps described in the development roadmap below.

Our future Development Roadmap includes:

• In-home diagnostics and remote patient monitoring kits where HPP will offer Bluetooth-enabled and connected devices that monitor patients' vital signs and malady management levels (e.g. chronic diabetics, heart disease and/or cancer patients.) With these kits, virtual providers using HealthPoint Plus' software portal will have patient data available to make the most informed diagnoses and treatment plans when connected to their patients.

* Artificial Intelligence (AI) and Machine Learning (ML) capabilities to give members a convenient and highly effective way to help with the diagnosis of common maladies prior to engaging in a virtual visit with healthcare providers. This AI will minimize the time required for medical history, treatment and any needed prescriptions during a virtual phone or video call with physicians.

The Team

Officers and Directors

Name: Gregory Greene

Gregory Greene 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Vice President & Chief Revenue Officer
  Dates of Service: July 01, 2021 - Present
  Responsibilities: Manage all sales and marketing activities for the company as well as sales and marketing strategies and business/channel partner management. $150,000 salary; 2.5M stock options

Other business experience in the past three years:

- **Employer:** Body Balance Systems, LLC
  Title: Chief Operating Officer (contracter)
  Dates of Service: February 01, 2019 - June 01, 2021
  Responsibilities: Managed all business and manufacturing operations as contracted COO (1099 v. W2) and business consultant

Other business experience in the past three years:

- **Employer:** Alegeus Technologies
  Title: Sr. Sales Executive
  Dates of Service: December 01, 2017 - December 01, 2018
  Responsibilities: Ran sales and operations for national sales territory

Name: Robert A Goddard

Robert A Goddard's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer & Director/Chairman of the Board
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Chief Executive Officer of the company. Mr. Goddard is responsible for all executive leadership and overall management of the business. Robert Goddard Receives a salary of $240,000 per year and he receives 1,800,000 common stock and 1,800,000 options (class A &B)

Other business experience in the past three years:

- **Employer:** Nurse Practitioner Oncall, LLC
  Title: Financial Advisor
  Dates of Service: January 01, 2009 - January 01, 2022
  Responsibilities: I have taken my proven entrepreneurial business leadership skills of 30+ years and been an advisor to a "niche" company of highly qualified

Nurse Practitioner medical professionals serving the needs of after hours coverage and triage of numerous local practices, large multi-speciality, multi state group practices and hospitals.

Name: Teresa M. Dean, MD

Teresa M. Dean, MD's current primary role is with Cedars-Sinai. Teresa M. Dean, MD currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: February 01, 2020 - Present
  Responsibilities: Physician, Board of Directors. 2K per month+ 12,000 Shares per year

Other business experience in the past three years:

- **Employer:** Cedars-Sinai
  Title: Physician
  Dates of Service: August 01, 2014 - Present
  Responsibilities: Internal Medicine Specialist

Name: Jesse Dacri

Jesse Dacri's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Design Officer
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Creative Design, Video/Web Production. Salary 50K. 1,000,000 Equity

Other business experience in the past three years:

- **Employer:** Schwartz Medical Group
  Title: IT System Admin
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Management of IT system

Name: Michael Jalbert

Michael Jalbert 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** SEC Compliance Officer
  Dates of Service: December 01, 2017 - Present
  Responsibilities: Ensures that the company complies with its outside regulatory and legal requirements as well as internal policies and bylaws. 60K base, 500K Equity

Name: Justin Holtzman

Justin Holtzman's current primary role is with Holtzman Medical Group. Justin Holtzman currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Director on the Board of the company. He currently receives 12k shares per year in compensation for his role.

Other business experience in the past three years:

- **Employer:** Holtzman Medical Group
  Title: Medical Director
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Premier primary care practice serving the Boston area

Name: Marty Loughlin

Marty Loughlin's current primary role is with Underscore VC. Marty Loughlin currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 01, 2021 - Present
  Responsibilities: Director on the board of the company. Marty like every other board member receives $1000 worth of options each month for services rendered.

Other business experience in the past three years:

- **Employer:** Underscore VC
  Title: Core Member
  Dates of Service: April 01, 2021 - Present
  Responsibilities: The Underscore Core is a curated group of exceptional

entrepreneurs, executives, and experts who work in partnership with Underscore VC, an earliest stage venture capital firm, to identify transformative entrepreneurs and support them as they build iconic companies. Core Members have collectively built hundreds of companies, created thousands of jobs, served millions of customers and created billions of dollars in value for their stakeholders.

Other business experience in the past three years:

- **Employer:** Cambridge Semantics Inc.
  Title: Senior Vice President, Head of Global Sales
  Dates of Service: January 23, 2013 - January 01, 2021
  Responsibilities: Selling Anzo, a modern data discovery and integration platform for the Enterprise Data Fabric that lets anyone find, connect and blend diverse enterprise data into analytics-ready datasets. Vice President of Sales, Financial Services & Strategic Accounts--Cambridge Semantics makes smart data integration and analytics easy with the Anzo Smart Data Platform® - Delivering award-winning software solutions that link and bring meaning to all your diverse data

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to Rule 144 of the SEC's limitations of transfer or sale. This means that the common stock that you are purchasing cannot be resold for a period of one year. The exception, as stated in SEC Rule 144 is if you are transferring the stock: 1.) back to the Company 2.) to an "accredited investor," 3.) as part of an offering registered with the Commission 4.) to a member of your family 5.) trust created for the benefit of your family, or 6.) in connection with your death or divorce.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit lines in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit lines when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently have manufactured version 1.0 of our StepUP HomeLab. Delays or cost overruns in the development of our StepUP HomeLab version 2.0 and failure of the product to meet our performance estimates may be caused by, among other things,

unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Currently, version 1.0 is in field testing with the Ministry of Health in the Country of Kuwait. They have requested additional units due to the success of initial testing.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is remotely possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than

us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and began generating nominal revenue in spring 2021. If you are investing in this company, it's because you think that HealthPoint Plus's StepUP Home Health Kit is a unique medical diagnostic addition to its Telehealth/Doctor interaction, that the team will be able to successfully market, and sell the kit and incorporate the medical information retrieved. The Companies Management is unaware of any competitor that combines remote diagnostic capability with its telehealth platform which is subscription-based.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. We believe one of the most valuable components of the Company is our intellectual property portfolio. The Company has filed and has been granted a provisional patent, due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are

unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Like most businesses worldwide, we rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company is currently in the early stages of due diligence for an acquisition.
The Company is currently in the early stages of due diligence to acquire another business. The Company has signed a Letter of Intent and has begun the due diligence process, however, there is no guarantee that the acquisition will close or when the acquisition will close. The Company is currently targeting a closing of this acquisition by the end of 2022. This acquisition will occur after the close of this offering.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Robert A Goddard	3,600,000	Common Stock	10.75%
Bran Distributors II Corp (wholly owned by John Harris)	3,000,000	Common Stock	8.96%
John Harris	2,250,175	Common Stock	6.72%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,500,000 of Common Stock.

Common Stock

The amount of security authorized is 250,000,000 with a total of 34,081,867 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The total amount outstanding includes 16,174,720 shares to be issued pursuant to outstanding warrants.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company, or its significant assets, or company transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 400,000
  Use of proceeds: Website devp
  Date: January 23, 2019
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,146,868.00
  Number of Securities Sold: 1,146,868
  Use of proceeds: Website Development, Payroll, Partner integration-operational Expenses
  Date: February 22, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,693,100.00
  Number of Securities Sold: 827,240
  Use of proceeds: Operational Expenses, Payroll, StepUP HealthKit devp
  Date: March 24, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,513,649.13
  Number of Securities Sold: 4,975,359
  Use of proceeds: Operational Expenses, Payroll-
  Date: March 01, 2021
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Please note our financials disclosed in the prior / previous fiscal year section refer to our 2020 audited financials. We have not completed our 2021 audit which is in progress. Our 2020 and 2019 fiscal year financials are attached as Exhibit F to the offering materials.

Results of operations

Year ended December 31, 2020, compared to year ended December 31, 2019

Revenue

As the company was initially focused on infrastructure building and internal software development of its Ver. 1.0 Telehealth platform and Third-Party Administrators

(TPA's) relationships, it became clearly apparent that our cost of customer acquisition in the B2C and TPA verticals was far higher than anticipated in our business model and revenue for fiscal year 2020 was only $10,209, a marginal increase of $7,679 compared to fiscal year 2019 revenue of $2,530. U.S. sales were up 403% year over year. It was now time for the company to "pivot" and bring about substantial reorganization of personnel and product and enhance our delivery platform.

Now, with the release of a highly robust Ver 3.0 on March 1st of 2022, along with the hiring of a seasoned and experienced Chief Revenue Officer, Chief Design Officer, Marketing analysts and new sales team in 2021, we believe that the U.S. is the most important market for us to demonstrate success with the enhanced MD support network and additional product categories. Revenue for 2021 is anticipated to be $31,260 and 2022 is forecasted to reach $1 million USD as these changes/enhancements and potential channel partners are expected to contribute to our top line even more so.

Gross margins

2020 gross profit increased by $12,122 over 2019 gross profit and gross margins as a percentage of revenues increased from 689% in 2019 to 52% in 2020. This slight improved performance was caused by an increase in higher-margin business-to-business (B2B) sales and a decrease in seeking out the lower-margin direct business – to – consumer (B2C) sales vertical.

Expenses

The Company's expenses consist of, among other things, of software development, hiring of seasoned and experience team leaders and separation costs associated with less than acceptable performers in software development, sales, business development, marketing and, fees for professional services and patents, along with delays associated with generating audited financials. The Company terminated 8 employees in 2019 and 2020. The company subsequently sought out and hired highly vetted replacements with proven track records, whose immediate efforts have already seen a significant impact on the company's operations, revenue, and road map.

Historical results and cash flows:

The Company is currently in the postproduction stage and the company is pivoting to a business-to-business (B2B) focus wherein the cost of customer acquisition and success rates we believe to be significantly better as we have hired sales professionals with a historical track record of telemedicine.

We are of the opinion the historical cash flows will not be indicative of revenue and cash flows expected for the future because of refocusing towards solely business-to-business opportunities and sales. The company currently has sales revenue and memberships from 2017-to 2019. Our initial business plan and road map called for us to focus on the business-to-consumer providers.

What we and many other telehealth companies quickly realized, was that the cost of customer acquisition for subscription-based members was exorbitantly high. As such, the company initiated a strategic realignment/reorganization to focus solely on business to business (B2B). Wherein we believe the ability to acquire significantly larger numbers of subscriptions is to pursue a business-to-business market. And doing so, we had to realign our software platform, doctor network, product(s) offerings, that would particularly appeal to business to business members and their immediate partners and family members as well as the employer themselves.

Future Plans

The Company is currently in the early stages of due diligence to acquire another business. Our goal is to continue our positive forward path towards ramping up revenue quickly and fundraising to be able to close this acquisition. The Company has signed a Letter of Intent and has begun the due diligence process, however, there is no guarantee that the acquisition will close or when the acquisition will close. The Company is currently targeting a closing of this acquisition by the end of 2022. This acquisition will occur after the close of this offering.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 12/31/2021 and 12/31/2020, respectively the Company had capital resources available cash and cash equivalents in the amounts of $256,734 and $204,531. As of 02/28/2022, The Company has capital resources available and cash equivalents in the amount of $116,444.5.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. However, as stated below in addition to the funds from this Regulation Crowdfunding campaign, the use of proceeds will be primarily focused on an OTC public shell acquisition; Deployment of Ver. 3.0 of our expanded telehealth platform; Social media and other marketing campaigns; and, funding for potential merger with European behavioral health - telehealth company with signficant revenue and EBITDA.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for continued operations, but will accelerate our business plan and the overall continued viability of the

Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises an offering amount somewhere between the minimum and maximum, we anticipate the Company will be able to operate for 12-24 of months as our Sales Revenue continues to increase signficantly with the release of our Ver. 3.0 robust software platform and specific sales focus on B2B entities. This is based on a current monthly burn rate of $75,000 for expenses related to R&D; Marketing; Salaries; and modest operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for several years, even if Sales revenue is slower than predicted.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including private offerings and rights offerings to existing shareholders which now approximate 300 across the US and in Europe and the UK. We anticipate several alternative funding sources, including a Reg. A offering at an escalated valuation and resultant stock price. These plans are all subject to change. As mentioned in our Risk Factors and other Financial areas, the Company is currently in the early stages of due diligence to acquire another business. The Company has signed a Letter of Intent and has begun the due diligence process, however, there is no guarantee that the acquisition will close or when the acquisition will close. The Company is currently targeting a closing of this acquisition by the end of 2022. This acquisition will occur after the close of this offering.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $17,907,147.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. Primarily, the company utilized an independent third-party valuation report that was completed in 2020. In addition, the company analyzed changes in the business from 2020 - 2022 to determine the current valuation.

The valuation report determined the Value per Organizational Common Share (non-marketable, minority basis) at $2.06 in 2020.This Valuation opinion is based on information and documentation provided by the company to an independent 3rd party professional valuation firm Scalar, LLC. Scalar's review and analysis included, but was not necessarily limited to the following:

Per the engagement letter executed between the parties, Scalar, LLC ("Scalar") has completed an analysis of HealthPoint Plus, Inc. ("HealthPoint Plus", or the "Company") as of March 26, 2020 ("Valuation Date"), to determine the fair market value of the Company's Organizational Common shares (the "Subject Security") on a nonmarketable, minority interest basis.

Scalar derives the value of the Company's equity from a valuation of the business entity as a whole and relies on the following definitions provided by regulatory entities:

IRS Revenue Ruling 59-60, § 2.02: The price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts.

■ Discussion with Management concerning the Company's assets, historical and forecasted operating performance, and capital structure

■ Review and analysis of corporate documents, including historical and forecasted financial statements; term sheets; articles of incorporation; purchase agreements; and a capitalization summary of common and preferred shares, options, and warrants

■ Analysis of the Company and the nature of its products and services

■ Analysis of the industry in which the Company competes, the developmental state of the Company's target market(s), and the pace of adoption of its chosen technology platforms and products

■ Research and analysis concerning guideline public companies and guideline transaction companies

■ Analysis of the current economic conditions and outlook for the U.S. and global economies

ASC 718: The amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

ASC 820: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Stage of Development

The AICPA Valuation Practice Aid delineates six stages of enterprise development.

HealthPoint Plus falls into the Fourth Stage: (Fourth Stage. Enterprise has met additional development milestones (for example, first customer orders or first revenue shipments) and has some product revenue, but it is still operating at a loss. Typically, mezzanine financing rounds occur during this stage. Also, it is frequently in this stage that discussions would start with investment banks for an initial public offering (IPO).)

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is only one class of common stock; (ii) all outstanding options, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The company did not take into account its outstanding warrants in determining the valuation. The company currently does not have any other outstanding convertible securities. For this specific valuation, the company determined it without a formal independent third-party evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  Digital media advertising on Human Resources/Employee Benefits sites including SHRM, BenefitsPRO, Employee Benefits News, etc. frequented by self-insured employer benefit plan sponsors and their benefits agents, brokers and consultants.

- *Research & Development*
  25.0%
  Software upgrades to integrate European channel partners into our platform increasing revenue in 2022 and enhancements to our latest Ver. 3.1 release. Step-up kit upgrades and expansions into disease management.

- *Company Employment*
  10.0%

Pre-sales Engineer / Salesperson(s). Client Service / Account Mgt. resource(s) for phone support

- *Operations*
  10.0%
  Create more robust client and customer support teams via hiring resources listed above. Automate membership invoicing out of user/client technology portal. Salaries of existing employees and new hires. Ongoing technology license fees, maintenance and support

- *Working Capital*
  20.0%
  Part of the funds will be used for our acquisition and purchase of a public shell, reverse merger, and public listing. Search for network acquisitions to broaden provider network(s) and services(s). Please refer to our risk factors as this is currently in development.

- *Inventory*
  5.0%
  Upgrade self-monitoring kit/devices. Upgrade diagnostic capabilities of home-based kits.

- *Other misc.*
  6.5%
  New product/services prototypes.

If we raise the over allotment amount of $3,500,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  24.0%
  Multi-channel marketing and advertising via Social, Mobile, Analytics and Cloud (SMAC) media advertising, Digital media advertising on Human Resources/Employee Benefits sites like SHRM, BenefitsPRO, Employee Benefits News, etc. Trade show exhibition and attendance; national (SHRM, HIMSS) and regional human resources/benefits organizations

- *Research & Development*
  25.0%
  Technology updates, upgrades and future enhancements. Channel partner integrations. Diagnostic/monitoring kit device upgrades

- *Company Employment*
  10.0%
  Sales and sales operations personnel. Customer Services Representatives for

customer/end-user support. Account Management for client and partner support. IT infrastructure support and maintenance / help desk

- *Operations*
  10.0%
  Create more robust client and customer support teams via hiring resources listed above. Automate membership invoicing out of user/client technology portal. Salaries of existing employees and new hires. Ongoing technology license fees, maintenance and support

- *Working Capital*
  15.0%
  Search for network acquisitions to broaden provider network(s) and services(s)

- *Inventory*
  5.0%
  Upgrade self-monitoring kit/devices. Upgrade diagnostic capabilities of home-based kits Enhance disease management capabilities of home-based kits

- *Other*
  7.5%
  tbd

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://healthpointplus.com/ (https://healthpointplus.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/healthpointplus

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR HealthPoint Plus, Inc.

[See attached]

HealthPointPlus, Inc.

Financial Statements
For the Years Ended
December 31, 2020 and 2019

CONTENTS

Independent Auditor's Report F-1

Balance Sheets as of December 31, 2020 and 2019 .... F-2

Statements of Operations for the years ended December 31, 2020 and 2019 .... F-3

Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2020 and 2019 .... F-4

Statements of Cash Flows for the years ended December 31, 2020 and 2019 .... F-5

Notes to Financial Statements F-6

M&K CPAS
PLLC

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
HealthPoint Plus, Inc.

We have audited the accompanying financial statements of HealthPoint Plus, Inc., a Delaware corporation, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HealthPoint Plus, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurring losses from operations resulting in an accumulated deficit and negative working capital, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

M&K CPAS, PLLC

M&K CPAS, PLLC
We have served as the Company's auditor since 2019

Houston, TX
February 15, 2022

4100 N. Sam Houston Pkwy W Suite 200B Houston, TX 77086 Main: 832-242-9950 Fax: 832-242-9956 www.mkacpas.com

HEALTHPOINTPLUS, INC.
BALANCE SHEETS

	December 31, 2020	December 31, 2019
ASSETS		
Current assets:		
Cash	$ 204,531	$ 20,134
Prepaid expenses	35,994	5,408
Security deposits	-	900
Total current assets	240,525	26,442
Property and equipment, net	2,930	3,680
Total assets	$ 243,455	$ 30,122
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 22,699	$ 158,329
Accrued compensation, related parties	346,617	665,637
Accrued expenses	183,841	51,607
Convertible notes payable, net of discounts of $7,258 and $15,412, respectively	17,742	9,588
Notes payable	312,878	235,000
Total current liabilities	883,777	1,120,161
Convertible notes payable, related parties	20,000	20,000
Total liabilities	903,777	1,140,161
Commitments and contingencies	-	-
Stockholders' equity (deficit):		
Common stock, $0.0001 par value, 250,000,000 shares authorized, 13,534,980 and 10,334,872 shares issued and outstanding at December 31, 2020 and 2019, respectively	1,353	1,033
Additional paid in capital	8,084,093	4,797,841
Accumulated deficit	(8,745,768)	(5,908,913)
Total stockholders' equity (deficit)	(660,322)	(1,110,039)
Total liabilities and stockholders' equity (deficit)	$ 243,455	$ 30,122

The accompanying notes are an integral part of these financial statements.

HEALTHPOINTPLUS, INC.
STATEMENTS OF OPERATIONS

	For the Years Ended December 31, 2020	2019
Revenue	$ 10,209	$ 2,530
Operating expenses:		
General and administrative	1,388,564	375,505
Salaries and wages	1,086,968	675,757
Professional fees	252,781	716,813
Total operating expenses	2,728,313	1,768,075
Net operating loss	(2,718,104)	(1,765,545)
Other income (expense):		
Other income	96,116	-
Interest expense	(214,867)	(60,585)
Total other income (expense)	(118,751)	(60,585)
Net loss	$ (2,836,855)	$ (1,826,130)
Weighted average number of common shares outstanding - basic and fully diluted	12,613,651	8,494,511
Net loss per share - basic and fully diluted	$ (0.22)	$ (0.21)

The accompanying notes are an integral part of these financial statements.

HEALTHPOINTPLUS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance, December 31, 2018	7,335,000	$ 733	$ 3,446,605	$ (4,082,783)	$ (635,445)
Common stock sold for cash at $0.25, including $1.50 and $3.00 warrants	600,000	60	149,940	-	150,000
Common stock sold for cash at $0.50, including $1.50 and $3.00 warrants	1,123,000	112	561,388	-	561,500
Common issued for services	1,276,872	128	638,308	-	638,436
Imputed interest on convertible notes, related parties	-	-	1,600	-	1,600
Net loss for the year ended December 31, 2019	-	-	-	(1,826,130)	(1,826,130)
Balance, December 31, 2019	10,334,872	$ 1,033	$ 4,797,841	$ (5,908,913)	$ (1,110,039)
Common stock sold for cash at $2.50, including $5.00 warrants	583,240	58	1,458,042	-	1,458,100
Common stock sold for cash at $1.00, including $2.00 and $4.00 warrants	1,146,868	115	1,146,753	-	1,146,868
Common stock sold for cash at $0.50, including $1.50 and $3.00 warrants	1,250,000	125	624,875	-	625,000
Common stock sold for cash at $0.25, including $1.50 and $3.00 warrants	220,000	22	54,978	-	55,000
Imputed interest on convertible notes, related parties	-	-	1,604	-	1,604
Net loss for the year ended December 31, 2020	-	-	-	(2,836,855)	(2,836,855)
Balance, December 31, 2020	13,534,980	$ 1,353	$ 8,084,093	$ (8,745,768)	$ (660,322)

The accompanying notes are an integral part of these financial statements.

HEALTHPOINTPLUS, INC.
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (2,836,855)	$ (1,826,130)
Adjustments to reconcile net loss		
to net cash used in operating activities:		
Depreciation	750	68
Amortization of debt discounts	8,154	8,132
Imputed interest	1,604	1,600
Common stock issued for services	-	638,436
Decrease (increase) in assets:		
Accounts receivable	-	98
Prepaid expenses	(30,586)	(492)
Security deposits	900	-
Increase (decrease) in liabilities:		
Checks drawn in excess of available cash	-	(3,690)
Accounts payable	(135,630)	(29,117)
Accrued compensation, related parties	(319,020)	235,637
Accrued expenses	132,234	50,853
Net cash used in operating activities	(3,178,449)	(924,605)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	(3,748)
Net cash used in investing activities	-	(3,748)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from sale of stock	3,284,968	711,500
Proceeds from notes payable	77,878	235,000
Net cash provided by financing activities	3,362,846	946,500
NET CHANGE IN CASH	184,397	18,147
CASH AT BEGINNING OF PERIOD	20,134	1,987
CASH AT END OF PERIOD	$ 204,531	$ 20,134
SUPPLEMENTAL INFORMATION:		
Interest paid	$ 90,290	$ -
Income taxes paid	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business

HealthPointPlus, Inc. was incorporated in Delaware on August 13, 2014. HealthPointPlus, Inc. ("HPP," the "Company," "we," "our" or "us") is engaged in providing subscription-based telehealth services. From anytime urgent care, therapy, and behavioral health services to provider-benefitting enhancements like real-time at-home testing devices, we offer care and healthcare systems via an innovative and affordable subscription model to organizations of all sizes.

Basis of Accounting

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All references to Generally Accepted Accounting Principles ("GAAP") are in accordance with The FASB Accounting Standards Codification ("ASC") and the Hierarchy of Generally Accepted Accounting Principles.

Segment Reporting

FASB ASC 280-10-50 requires annual and interim reporting for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and expenses, and about which separate financial information is regularly evaluated by the chief operating decision maker in deciding how to allocate resources. The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company adopted ASC 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 inputs to valuation methodology are unobservable and significant to the fair measurement.

The carrying value of cash, accounts receivable, accounts payables and accrued expenses are estimated by management to approximate fair value primarily due to the short-term nature of the instruments.

Cash and Cash Equivalents

Cash equivalents include money market accounts which have maturities of three months or less. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates market value. There were no cash equivalents on hand at December 31, 2020 and 2019.

Cash in Excess of FDIC Insured Limits

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000, under current regulations. The Company did not have any cash in excess of FDIC insured limits at December 31, 2020, and has not experienced any losses in such accounts.

Note 1 – Nature of Business and Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are stated at the lower of cost or estimated net recoverable amount. The cost of property and equipment is depreciated using the straight-line method based on the lesser of the estimated useful lives of the assets or the lease term based on the following life expectancy:

Office equipment	5 years
Furniture and fixtures	7 years

Repairs and maintenance expenditures are charged to operations as incurred. Major improvements and replacements, which extend the useful life of an asset, are capitalized and depreciated over the remaining estimated useful life of the asset. When assets are retired or sold, the cost and related accumulated depreciation and amortization are eliminated and any resulting gain or loss is reflected in operations. Depreciation and amortization expense was $750 and $68 for the years ended December 31, 2020 and 2019, respectively.

Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. Recoverability is assessed using undiscounted cash flows based upon historical results and current projections of earnings before interest and taxes. Impairment is measured using discounted cash flows of future operating results based upon a rate that corresponds to the cost of capital. Impairments are recognized in operating results to the extent that carrying value exceeds discounted cash flows of future operations.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue primarily from the sale of its subscription model, and to a lesser extent through telehealth services, in accordance with a five-step model in which the Company evaluates the transfer of promised goods or services and recognizes revenue when customers obtain control of promised goods or services in an amount that reflects the consideration which the Company expects to be entitled to receive in exchange for those goods or services. To determine revenue recognition for the arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. Revenue is reported net of applicable provisions for discounts, returns and allowances. Methodologies for determining these provisions are dependent on customer pricing and promotional practices. The Company records reductions to revenue for estimated refunds and pricing adjustments in the same period that the related revenue is recorded. These estimates are based on industry-based historical data, historical sales returns, if any, analysis of credit memo data, and other factors known at the time.

Advertising Costs

The Company expenses the cost of advertising and promotions as incurred. Advertising and promotions expense was $37,865 and $32,309 for the years ended December 31, 2020 and 2019, respectively.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718 Stock Compensation (ASC 718) and Equity-Based Payments to Non-employees pursuant to ASC 2018-07 (ASC 2018-07). All transactions in which the consideration provided in exchange for the purchase of goods or services consists of the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the date at which a commitment for performance by the counterparty to earn the equity instruments is reached because of sufficiently large disincentives for nonperformance.

Basic and Diluted Loss Per Share

The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss adjusted on an "as if converted" basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the years ended December 31, 2020 and 2019, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

Note 1 – Nature of Business and Significant Accounting Policies (Continued)

Income Taxes

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Uncertain Tax Positions

In accordance with ASC 740, "Income Taxes" ("ASC 740"), the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be capable of withstanding examination by the taxing authorities based on the technical merits of the position. These standards prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. These standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Various taxing authorities periodically audit the Company's income tax returns. These audits include questions regarding the Company's tax filing positions, including the timing and amount of deductions and the allocation of income to various tax jurisdictions. In evaluating the exposures connected with these various tax filing positions, including state and local taxes, the Company records allowances for probable exposures. A number of years may elapse before a particular matter, for which an allowance has been established, is audited and fully resolved. The Company has not yet undergone an examination by any taxing authorities.

The assessment of the Company's tax position relies on the judgment of management to estimate the exposures associated with the Company's various filing positions.

Adoption of New Accounting Standards and Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") that are adopted by the Company as of the specified effective date. If not discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company's financial statements upon adoption.

In August 2020, the FASB issued ASU No. 2020-06, Debt–Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging–*Contracts in Entity's Own Equity* (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity (ASU 2020-06), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if converted method. The new guidance is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2021, with early adoption permitted. The adoption of ASU 2020-06 is not expected to have a material impact on the Company's financial statements or related disclosures.

In November 2019, the FASB issued ASU 2019-12 – *Income Taxes ("Topic 740"): Simplifying the Accounting for Income Taxes*. The amendments in ASU 2019-12 are part of an initiative to reduce complexity in accounting standards and simplify the accounting for income taxes by removing certain exceptions from Topic 740 and making minor improvements to the codification. ASU 2019-12 and its related amendments are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The provisions of this update did not have a material impact on the Company's financial position or results of operations.

There are no other recently issued accounting pronouncements that the Company has yet to adopt that are expected to have a material effect on its financial position, results of operations, or cash flows.

Note 2 – Going Concern

As shown in the accompanying financial statements, the Company has incurred recurring losses from operations resulting in an accumulated deficit of $8,745,768, and negative working capital of $643,252, and as of December 31, 2020, the Company's cash on hand may not be sufficient to sustain operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management is actively pursuing new customers to increase revenues. In addition, the Company is currently seeking additional sources of capital to fund short term operations. Management believes these factors will contribute toward achieving profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 2 – Going Concern (Continued)

The financial statements do not include any adjustments that might result from the outcome of any uncertainty as to the Company's ability to continue as a going concern. These financial statements also do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 – Related Parties

Our CEO earned $240,000 during each of the years ended December 31, 2020 and 2019, and a senior service provider whose relationship with us was terminated on September 24, 2021 (the "Terminated Party") earned $480,000 and $240,000, during the years ended December 31, 2020 and 2019, respectively. Unpaid compensation to each of these parties consisted of the following:

	December 31, 2020	December 31, 2019
Accrued compensation, CEO	$ 116,767	$ 322,187
Accrued compensation, Terminated Party	229,850	343,450
Total accrued compensation, related parties	$ 346,617	$ 665,637

On September 24, 2021, we terminated our relationship with the Terminated Party pursuant to a Settlement Agreement and Mutual Release (the "Settlement Agreement"), and among other things, agreed to pay this party a total of $1,500,000, with $25,000 paid upon the execution of the Settlement Agreement and $25,000 monthly payments paid in the following three months. The remaining $1,400,000 is to be paid upon achievement of the Company's following revenue milestones:

	Settlement Payment
Monthly revenue between $100,000 to $199,000	$ 12,500
Monthly revenue between $200,000 to $299,000	$ 25,000
Monthly revenue between $300,000 to $499,000	$ 37,500
Monthly revenue in excess of $500,000	$ 50,000

In addition, the Terminated Party was awarded a fully vested warrant to purchase 5,000,000 shares of the Company's common stock, exercisable over a ten-year term following the Company's initial offering on a national securities exchange.

The following convertible notes payable were outstanding to related parties consisting of the following at December 31, 2020 and 2019, respectively:

	December 31, 2020	December 31, 2019
On January 3, 2018, we received $10,000 from our Company's CEO, Bob Goddard, which was subsequently assigned to the Grand Teton Fund I, an entity that is beneficially owned by Mr. Goddard. The unsecured, non-interest bearing, promissory note matures on December 31, 2023. The principal is convertible into common stock at a conversion price equal to $0.0001 per share. The Note was subsequently cancelled on June 25, 2021.	$ 10,000	$ 10,000
On January 3, 2018, we received $10,000 from the Terminated Party, which was subsequently assigned to one of his affiliates. The unsecured, non-interest bearing, promissory note was to mature on December 31, 2023, however, the note was cancelled on September 24, 2021, pursuant to the Settlement Agreement. The principal was convertible into common stock at a conversion price equal to $0.0001 per share.	10,000	10,000
Total convertible notes payable, related parties	$ 20,000	$ 20,000

The Company recorded imputed interest expense using the Company's estimated borrowing rate of 8% per annum in the amount of $1,604 and $1,600 for the years ended December 30, 2020 and 2019, respectively.

Note 4 – Fair Value of Financial Instruments

Under FASB ASC 820-10-5, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Under GAAP, certain assets and liabilities must be measured at fair value, and FASB ASC 820-10-50 details the disclosures that are required for items measured at fair value.

The Company has cash and cash equivalents and a revolving credit facility that must be measured under the fair value standard. The Company's financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy. The three levels are as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 - Unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following schedule summarizes the valuation of financial instruments at fair value on a recurring basis in the balances sheet as of December 31, 2020 and 2019:

	Fair Value Measurements at December 31, 2020		
	Level 1	Level 2	Level 3
Assets			
Cash	$ 204,531	$ -	$ -
Total assets	204,531	-	-
Liabilities			
Convertible notes payable, related parties	-	-	20,000
Convertible notes payable, net of discounts of $7,258	-	-	17,742
Notes payable	-	312,878	-
Total liabilities	-	312,878	37,742
	$ 204,531	$ (312,878)	$ (37,742)

	Fair Value Measurements at December 31, 2019		
	Level 1	Level 2	Level 3
Assets			
Cash	$ 20,134	$ -	$ -
Total assets	20,134	-	-
Liabilities			
Convertible notes payable, related parties	-	-	20,000
Convertible notes payable, net of discounts of $15,412	-	-	9,588
Notes payable	-	235,000	-
Total liabilities	-	159,983	29,588
	$ 20,134	$ (159,983)	$ (29,588)

There were no transfers of financial assets or liabilities between Level 1 and Level 2 inputs for the years ended December 31, 2020 and 2019.

Note 5 – Prepaid Expenses

Prepaid expenses consist of the following:

	December 31, 2020	December 31, 2019
Prepaid insurance costs	$ 14,746	$ 5,408
Prepaid office and other costs	21,248	-
Total prepaid expenses	$ 35,994	$ 5,408

Note 6 – Security Deposits

Security deposits consist of a $900 deposit on a temporary office lease that was repaid on March 18, 2020.

Note 7 – Property and Equipment

Property and equipment at December 31, 2020 and 2019, consisted of the following:

	December 31, 2020	December 31, 2019
Office equipment	$ 3,748	$ 3,748
Less: Accumulated depreciation and amortization	(818)	(68)
Total property and equipment, net	$ 2,930	$ 3,680

Depreciation and amortization of property and equipment was $750 and $68 for the years ended December 31, 2020 and 2019, respectively.

Note 8 – Accrued Compensation, Related Parties

Our CEO earned $240,000 during each of the years ended December 31, 2020 and 2019, and our Terminated Party earned $480,000 and $240,000, during the years ended December 31, 2020 and 2019, respectively. Unpaid compensation to each of these parties consisted of the following:

	December 31, 2020	December 31, 2019
Accrued compensation, CEO	$ 116,767	$ 322,187
Accrued compensation, Terminated Party	229,850	343,450
Total accrued compensation, related parties	$ 346,617	$ 665,637

Note 9 – Accrued Expenses

Accrued expenses consist of the following:

	December 31, 2020	December 31, 2019
Accrued interest	$ 166,426	$ 51,607
Deferred payroll taxes due to Covid-19 relief	17,415	-
Total accrued expenses	$ 183,841	$ 51,607

Note 10 – Convertible Notes Payable

Convertible notes payable consists of the following at December 31, 2020 and 2019, respectively:

	December 31, 2020	December 31, 2019
On June 27, 2018, we received proceeds of $5,000 in exchange for an unsecured convertible note, bearing interest at 12% per annum. The promissory note matured on June 27, 2021, and carried a default interest rate of 18% per annum. The principal is convertible into common stock at a conversion price equal to the lesser of a $3,000,000 Company valuation calculated by the total number of shares issued and outstanding as multiplied by the current market share price, or 50% of the lowest closing price during the five (5) days prior to the day that the Lender requests conversion.	$ 5,000	$ 5,000
On November 27, 2018, we received proceeds of $20,000 in exchange for an unsecured convertible note, bearing interest at 8% per annum. The promissory note matured on December 30, 2021, and carried a default interest rate of 18% per annum. The principal was convertible into common stock at a conversion price equal to $0.075 per share. On May 10, 2021, the note holder converted a total of $23,914, consisting of $20,000 of principal and $3,914 of interest, into 318,853 shares of common stock.	20,000	20,000
Total convertible notes payable	25,000	25,000
Less: debt discounts	7,258	15,412
Convertible notes payable, less debt discounts	$ 17,742	$ 9,588

In addition, the Company recognized and measured the embedded beneficial conversion feature present in the convertible notes by allocating a portion of the proceeds equal to the intrinsic value of the feature to additional paid-in-capital. The intrinsic value of the feature was calculated on the commitment date using the effective conversion price of the convertible notes. This intrinsic value is limited to the portion of the proceeds allocated to the convertible debt.

The aforementioned accounting treatment resulted in a total debt discount equal to $25,000 during the year ended December 31, 2018. The discount is amortized on a straight-line basis from the dates of issuance until the earlier of the stated redemption date of the debt, as noted above, or the actual settlement date. The Company recorded debt amortization expense attributed to the aforementioned debt discount in the amounts of $8,154 and $8,132, during the years ended December 31, 2020 and 2019, respectively.

The Company recorded interest expense pursuant to the stated interest rates on the notes payable in the amount of $2,806 and $2,799 for the years ended December 30, 2020 and 2019, respectively.

Note 11 – Notes Payable

Notes payable consists of the following at December 31, 2020 and 2019, respectively:

	December 31, 2020	December 31, 2019
On September 12, 2019, the Company received proceeds of $55,000 in exchange for an unsecured promissory note, maturing on December 31, 2020, at which time a total of $110,000 was to be repaid, consisting of $55,000 of principal and $55,000 of interest. A total of $35,166 and $19,834 of interest was repaid during 2021 and 2020, respectively. On June 1, 2021, the Company and note holder mutually agreed to settle the outstanding $55,000 of principal into 149,668 shares of common stock, resulting in a loss of $19,834 on the debt settlement.	$ 55,000	$ 55,000

Note 11 – Notes Payable (Continued)

On September 18, 2019, the Company received proceeds of $50,000 in exchange for an unsecured promissory note, maturing on December 31, 2020, at which time a total of $100,000 was to be repaid, consisting of $50,000 of principal and $50,000 of interest. A total of $31,960 and $18,040 of interest was repaid during 2021 and 2020, respectively. On June 1, 2021, the Company and note holder mutually agreed to settle the outstanding $50,000 of principal into 136,080 shares of common stock, resulting in a loss of $18,040 on the debt settlement.	50,000	50,000
On September 26, 2019, the Company received proceeds of $100,000 in exchange for an unsecured promissory note, maturing on December 31, 2020, at which time a total of $200,000 was to be repaid, consisting of $100,000 of principal and $100,000 of interest. A total of $54,416 of interest was repaid during 2020. On June 1, 2021, the Company and note holder mutually agreed to settle the outstanding $147,584, consisting of $100,000 of principal and $47,584 of unpaid interest into 180,144 shares of common stock, resulting in a gain of $57,512 on the debt settlement.	100,000	100,000
On October 25, 2019, the Company received proceeds of $15,000 in exchange for an unsecured promissory note, maturing on December 31, 2020, at which time a total of $30,000 was to be repaid, consisting of $15,000 of principal and $15,000 of interest. On June 1, 2021, the Company and note holder mutually agreed to settle the outstanding $30,000, consisting of $15,000 of principal and $15,000 of unpaid interest into 36,618 shares of common stock, resulting in a gain of $11,691 on the debt settlement.	15,000	15,000
On December 6, 2019, the Company received proceeds of $15,000 in exchange for an unsecured promissory note, maturing on December 31, 2020, at which time a total of $30,000 was to be repaid, consisting of $15,000 of principal and $15,000 of interest. On June 1, 2021, the Company and note holder mutually agreed to settle the outstanding $30,000, consisting of $15,000 of principal and $15,000 of unpaid interest into 36,619 shares of common stock, resulting in a gain of $11,690 on the debt settlement.	15,000	15,000
On February 12, 2020, the Company received proceeds of $15,000 in exchange for an unsecured promissory note, maturing on December 31, 2020, at which time a total of $30,000 was to be repaid, consisting of $15,000 of principal and $15,000 of interest. On June 1, 2021, the Company and note holder mutually agreed to settle the outstanding $30,000, consisting of $15,000 of principal and $15,000 of unpaid interest into 36,619 shares of common stock, resulting in a gain of $11,691 on the debt settlement.	15,000	-
On June 6, 2020, the Company entered into a loan agreement with Cross River Bank ("Cross River"), as lender (the "Loan Agreement") encompassing a $62,878 Promissory Note issued by Cross River (the "PPP Note") pursuant to the Payroll Protection Program established as part of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which provides loans to qualifying businesses and is administered by the U.S. Small Business Administration (the "SBA"). The PPP Note carried interest at 1.00% per annum, with interest payable monthly beginning December 6, 2021, and principal due in full on June 6, 2022. The PPP Note could have been repaid at any time without penalty. Under the Payroll Protection Program, the Company was eligible for loan forgiveness up to the full amount of the PPP Note and any accrued interest. The forgiveness amount, which was received on December 7, 2021, was equal to the amount that the Company spent during the 24-week period beginning February 15, 2019 on payroll costs, payment of rent on any leases in force prior to February 15, 2019 and payment on any utility for which service began before February 15, 2019. The maximum amount of loan forgiveness for non-payroll expenses was 40% of the amount of the PPP Note. The loan was forgiven on December 7, 2021, resulting in a gain of $63,813, consisting of $63,038 of principal and $783 of interest.	62,878	-
Notes payable	$ 312,878	$ 235,000

The Company recorded interest expense pursuant to the stated interest rates on the notes payable in the amount of $202,303 and $48,054 for the years ended December 30, 2020 and 2019, respectively.

Note 12 – Convertible Notes Payable, Related Parties

Convertible notes payable, related parties consist of the following at December 31, 2020 and 2019, respectively:

	December 31, 2020	December 31, 2019
On January 3, 2018, we received $10,000 from our Company's CEO, Bob Goddard, which was subsequently assigned to the Grand Teton Fund I, an entity that is beneficially owned by Mr. Goddard. The unsecured, non-interest bearing, promissory note matures on December 31, 2023. The principal is convertible into common stock at a conversion price equal to $0.0001 per share. The Note was subsequently cancelled on June 25, 2021.	$ 10,000	$ 10,000
On January 3, 2018, we received $10,000 from the Terminated Party, which was subsequently assigned to one of his affiliates. The unsecured, non-interest bearing, promissory note was to mature on December 31, 2023, however, the note was cancelled on September 24, 2021, pursuant to the Settlement Agreement. The principal was convertible into common stock at a conversion price equal to $0.0001 per share.	10,000	10,000
Total convertible notes payable, related parties	$ 20,000	$ 20,000

The Company recorded imputed interest expense using the Company's estimated borrowing rate of 8% per annum in the amount of $1,604 and $1,600 for the years ended December 30, 2020 and 2019, respectively.

The Company recognized interest expense as follows for the years ended December 31, 2020 and 2019, respectively:

	December 31, 2020	December 31, 2019
Interest on convertible notes payable	$ 2,806	$ 2,799
Interest on notes payable	202,303	48,054
Interest on convertible notes payable, related parties	1,604	1,600
Amortization of debt discounts	8,154	8,132
Total interest expense	$ 214,867	$ 60,585

Note 13 – **Stockholders' Equity** (Deficit)

Common Stock

The Company has 250,000,000 authorized shares of $0.0001 par value common stock. As of December 31, 2020, a total of 13,534,980 shares of common stock have been issued.

Common Stock Sales for the Year Ended December 31, 2020

During the year ended December 31, 2020, the Company sold an aggregate 583,240 units at $2.50 per unit to one hundred and eleven accredited investors, consisting of an aggregate of 583,240 shares of its common stock and warrants to purchase 583,240 shares of common stock, exercisable at $5.00 per share over a five-year period in exchange for total proceeds of $1,458,100. The proceeds received were allocated between the common stock and warrants on a relative fair value basis.

During the year ended December 31, 2020, the Company sold an aggregate 1,146,868 units at $1.00 per unit to sixty-six accredited investors, consisting of an aggregate of 1,146,868 shares of its common stock, warrants to purchase 1,146,868 shares of common stock, exercisable at $2.00 per share over a five-year period, and warrants to purchase 1,146,868 shares of common stock, exercisable at $4.00 per share over a five-year period, in exchange for total proceeds of $1,146,868. The proceeds received were allocated between the common stock and warrants on a relative fair value basis.

Note 13 – **Stockholders' Equity (Deficit)** (Continued)

During the year ended December 31, 2020, the Company sold an aggregate 1,250,000 units at $0.50 per unit to twenty-six accredited investors, consisting of an aggregate of 1,250,000 shares of its common stock, warrants to purchase 1,250,000 shares of common stock, exercisable at $1.50 per share over a five-year period, and warrants to purchase 1,250,000 shares of common stock, exercisable at $3.00 per share over a five-year period, in exchange for total proceeds of $625,000. The proceeds received were allocated between the common stock and warrants on a relative fair value basis.

During the year ended December 31, 2020, the Company sold an aggregate 220,000 units at $0.25 per unit to three accredited investors, consisting of an aggregate of 220,000 shares of its common stock, warrants to purchase 220,000 shares of common stock, exercisable at $1.50 per share over a five-year period, and warrants to purchase 220,000 shares of common stock, exercisable at $3.00 per share over a five-year period, in exchange for total proceeds of $55,000. The proceeds received were allocated between the common stock and warrants on a relative fair value basis.

Common Stock Sales for the Year Ended December 31, 2019

During the year ended December 31, 2019, the Company sold an aggregate 1,123,000 units at $0.50 per unit to twenty-three accredited investors, consisting of an aggregate of 1,123,000 shares of its common stock, warrants to purchase 1,123,000 shares of common stock, exercisable at $1.50 per share over a five-year period, and warrants to purchase 1,123,000 shares of common stock, exercisable at $3.00 per share over a five-year period, in exchange for total proceeds of $561,500. The proceeds received were allocated between the common stock and warrants on a relative fair value basis.

During the year ended December 31, 2019, the Company sold an aggregate 600,000 units at $0.25 per unit to three accredited investors, consisting of an aggregate of 600,000 shares of its common stock, warrants to purchase 600,000 shares of common stock, exercisable at $1.50 per share over a five-year period, and warrants to purchase 600,000 shares of common stock, exercisable at $3.00 per share over a five-year period, in exchange for total proceeds of $150,000. The proceeds received were allocated between the common stock and warrants on a relative fair value basis.

Common Stock Issued for Services for the Year Ended December 31, 2019

During the year ended December 31, 2019, the Company issued an aggregate 1,276,872 shares of common stock to four individuals for services rendered. The aggregate fair value of the common stock was $638,436, based on the fair value of recent sales of the Company's common stock on the dates of grant.

Imputed Interest

A total of $1,604 and $1,600 of imputed interest was contributed to capital during the years ended December 31, 2020 and 2019, respectively.

Note 14 – Common Stock Warrants

Warrants to purchase a total of 14,467,976 shares of common stock at a weighted average exercise price of $2.48 per share, exercisable over a weighted average life of 2.99 years were outstanding as of December 31, 2020.

Warrants Issued

An aggregate of 5,816,976 warrants with a weighted average strike price of $2.82 per share were issued pursuant to unit offerings, resulting in total proceeds of $711,500 during the year ended December 31, 2020. The proceeds received were allocated between the common stock and warrants on a relative fair value basis.

An aggregate of 3,446,000 warrants with a weighted average strike price of $2.25 per share were issued pursuant to unit offerings, resulting in total proceeds of $3,284,968 during the year ended December 31, 2019. The proceeds received were allocated between the common stock and warrants on a relative fair value basis.

Note 14 – Common Stock Warrants (Continued)

The following is a summary of activity of outstanding stock warrants:

	Number of Shares	Weighted Average Exercise Prices
Balance, December 31, 2018	5,205,000	$ 2.25
Warrants issued	3,446,000	2.25
Balance, December 31, 2019	8,651,000	2.25
Warrants issued	5,816,976	2.82
Balance, December 31, 2020	14,467,976	$ 2.48
Exercisable, December 31, 2020	14,467,976	$ 2.48

Note 15 – Other Income

Other income for the year ended December 31, 2020 and 2019 consisted of the following:

	December 31, 2020	December 31, 2019
COVID-19 Economic Injury Disaster Loan grant from the SBA	$ 7,000	$ -
Gain on settlement of legal fees	89,116	-
	$ 96,116	$ -

On March 26, 2020, we agreed to settle a total of $154,116 of disputed legal fees owed to a law firm for $65,000, resulting in a gain on settlement of $89,116 during the year ended December 31, 2020.

Note 16 – Income Taxes

The Company accounts for income taxes under FASB ASC 740-10, which requires use of the liability method. FASB ASC 740-10-25 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences.

For the years ended December 31, 2020 and 2019, the Company incurred a net operating loss and, accordingly, no provision for income taxes has been recorded. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. At December 31, 2020, the Company had approximately $8,087,000 of federal net operating losses. The net operating loss carry forwards, if not utilized, will begin to expire in 2037.

The provision (benefit) for income taxes for the years ended December 31, 2020 and 2019 were assuming a 21% effective tax rate. The effective income tax rate for the years ended December 31, 2020 and 2019 consisted of the following:

	December 31, 2020	December 31, 2019
Federal statutory income tax rate	21%	21%
State income taxes	-%	-%
Change in valuation allowance	(21%)	(21%)
Net effective income tax rate	-	-

Note 16 – Income Taxes (Continued)

The components of the Company's deferred tax asset are as follows:

	December 31, 2020	December 31, 2019
Deferred tax assets:		
Net operating loss carry forwards	$ 1,698,270	$ 1,104,810
Net deferred tax assets before valuation allowance	$ 1,698,270	$ 1,104,810
Less: Valuation allowance	(1,698,270)	(1,104,810)
Net deferred tax assets	$ -	$ -

Based on the available objective evidence, including the Company's history of its loss, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets at December 31, 2020 and 2019, respectively.

In accordance with FASB ASC 740, the Company has evaluated its tax positions and determined there are no uncertain tax positions.

Note 17 – Commitments and Contingencies

The Company from time to time may be involved in various inquiries, administrative proceedings and litigation relating to matters arising in the normal course of business. The Company is not aware of any inquiries or administrative proceedings and is not currently a defendant in any material litigation and is not aware of any threatened litigation that could have a material effect on the Company.

On March 26, 2020, the Superior Court of the Commonwealth of Massachusetts issued a stipulation of dismissal with prejudice whereby we agreed to settle a total of $154,116 of disputed legal fees owed to a law firm for $65,000, resulting in a gain on settlement of $89,116 during the year ended December 31, 2020.

Note 18 – Subsequent Events

The Company evaluates events that have occurred after the balance sheet date through the date hereof, which these financial statements were issued. No events occurred of a material nature that would have required adjustments to or disclosure in these financial statements except as follows:

Common Stock Sales

During the year ended December 31, 2021, the Company sold an aggregate 3,628,265 shares of common stock to one hundred and thirty-seven accredited investors for total proceeds of $1,814,133.

During the year ended December 31, 2021, the Company sold an aggregate 94,000 units at $2.50 per unit to thirteen accredited investors, consisting of an aggregate of 94,000 shares of its common stock and warrants to purchase 94,000 shares of common stock, exercisable at $5.00 per share over a five-year period in exchange for total proceeds of $235,000. The proceeds received were allocated between the common stock and warrants on a relative fair value basis.

Debt Conversions

On February 8, 2022, a convertible note holder elected to convert $8,015 of debt, consisting of $5,000 of principal and $3,015 of interest, in exchange for 32,060 shares of common stock. The note was converted in accordance with the terms of the promissory note; therefore, no gain or loss was recognized.

On May 10, 2021, a convertible note holder elected to convert $23,914 of debt, consisting of $20,000 of principal and $3,914 of interest, in exchange for 318,853 shares of common stock. The note was converted in accordance with the terms of the promissory note; therefore, no gain or loss was recognized.

Note 18 – Subsequent Events (Continued)

Debt Settlements
Effective June 1, 2021, the Company and a note holder mutually agreed to exchange $55,000 of principal in exchange for 149,668 shares of common stock, resulting in a loss on extinguishment of debt in the amount of $19,834.

Effective June 1, 2021, the Company and a note holder mutually agreed to exchange $50,000 of principal in exchange for 136,080 shares of common stock, resulting in a loss on extinguishment of debt in the amount of $18,040.

Effective June 1, 2021, the Company and a note holder mutually agreed to exchange $237,584 of debt, consisting of $145,000 of principal and $92,584 of interest, in exchange for 290,000 shares of common stock, resulting in a gain on extinguishment of debt in the amount of $92,584.

Debt Forgiveness
On December 7, 2021, the Company received forgiveness on the PPP Note, as authorized by Section 1106 of the Cares Act in the amount of $63,813, consisting of $62,878 of principal and $935 of interest.

Related Party Convertible Debt Forgiveness
On June 25, 2021, the Company agreed to cancel $10,000 of convertible notes owed to its CEO, resulting in a gain on extinguishment of debt in the amount of $10,000.

Related Party Settlement
On September 24, 2021, we entered into the Settlement Agreement under which a $10,000 convertible note owed to an affiliate of the Terminated Party was cancelled, resulting in a gain on extinguishment of debt in the amount of $10,000.

In addition, pursuant to the Settlement Agreement, we terminated our services agreement with the Terminated Party, and agreed to pay him a total of $1,500,000, with $25,000 paid upon the execution of the Settlement Agreement and $25,000 paid in monthly payments for the following three months. The remaining $1,400,000 is to be paid upon achievement of the Company's following revenue milestones:

	Settlement Payment
Monthly revenue between $100,000 to $199,000	$ 12,500
Monthly revenue between $200,000 to $299,000	$ 25,000
Monthly revenue between $300,000 to $499,000	$ 37,500
Monthly revenue in excess of $500,000	$ 50,000

In addition, the Terminated Party was awarded a fully vested warrant to purchase 5,000,000 shares of the Company's common stock, exercisable over a ten-year term following the Company's initial offering on a national securities exchange.

Repayment of interest on Notes Payable
On various dates during 2021, the Company repaid total of $67,126 of interest to our note holders.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

HealthPoint Plus

Healthcare Reinvented


HealthPoint Plus
The Next Level of Healthcare

Website | Danvers, MA | HEALTH TECH

$0.00 raised

0 Investors	**$17.9M** Valuation
$1.00 Price per Share	**$497.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$3.5M Offering Max	**30** Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

HealthPoint Plus's unique subscription-based telehealth model is a timely solution to the rising costs of healthcare for both employers and employees. Our members receive 24/7 access to urgent care physicians from the convenience of home, work, or anywhere they have internet service. With a clinical network of hundreds of bi-lingual (English and Spanish) medical doctors nationwide, and a model that removes insurance companies from the equation, we are reinventing the way our members access and receive their healthcare. We also offer high-quality, virtual behavioral health care with psychologists and psychiatrists, and even options for virtual pet care through our national network of telehealth veterinarians.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- The telehealth market is projected to grow from $90.74 billion USD in 2021 to $636.38 billion USD in 2028 at a CAGR of 32.1% in the forecast period, 2021-2028. HealthPoint Plus is well poised to take advantage of this tremendous industry growth with mature telehealth technology, seasoned healthcare leadership, and market innovation driven by creative development professionals.*
- Our unique subscription model for telehealth coverage is a good fit for all employees with high-deductible health plans, those without health plan coverage, or for uninsured and/or self-insured workers. Our model is affordable for any pay scale so we anticipate wide-spread employer and member adoption.
- We provide a level of customer service unique to the market with 100% of our representatives being board certified Medical Assistants (MAs), as well as bi-lingual (English and Spanish), meaning our level of initial greeting and triage is second to none when our members call to access care. Likewise, 100% of our clinical network of board-certified physicians are also 100% bi-lingual (English and Spanish) so our level of medical care ranks highly among telehealth providers.

*Market statistics provided by Fortune Business Insights (source)

Changing the Way Patients Receive Care

We created HealthPoint Plus so anyone can see a medical or behavioral health doctor via telephone or video chat from their telephone, smartphone, tablet or computer. Access to medical care is available in English or Spanish on a 24/7/365 basis. With our monthly subscription model, no health insurance is necessary, and the subscription fees can be paid via a pre-tax benefit account, such as an HSA (Health Savings Account) or FSA (Flexible Spending Account).

If your employer provides an HRA (Health Reimbursement Arrangement), they can design their HRA benefit plan where the monthly subscription can be paid from that account (note; certain restrictions apply). Employees can also use an Individual Coverage HRA (ICHRA) to pay HealthPoint Plus' monthly subscription fee for 24/7 access to medical coverage. We deliver the level of healthcare you want and need for one low monthly rate with no copays at the time of the visit.


World-class healthcare
Made affordable & accessible to all.
24/7/365
End Call
Attach File
Instant video visits with great doctors and practitioners
Works with or without insurance coverage
Patients can get a diagnosis, treatment plan, & prescriptions

Thanks to HealthPoint Plus, short-notice access to urgent care is now **convenient** and **affordable** for all sizes of employers for their employees and their families. HealthPoint Plus has our telehealth technology in-production with satisfied, paying customers, and we are currently investing heavily in artificial intelligence (AI) to keep the technology at the cutting edge of the telehealth market. Now, we want to offer an investment opportunity to those who do or do not have other forms of care in their employer's workplace. Invest and tell your employer about us!

THE PROBLEM

We Believe Healthcare is Stuck in the 20th Century

Healthcare in the US accounts for **18% of GDP**, with employers bearing 75% of this cost. This burden creates massive expenses for employers and employees, with runaway insurance costs leading to negative impacts on companies' and families' bottom lines. These accelerating costs also present problems for employers with their employee acquisition and retention when health care benefits are reduced or eliminated in an effort to save money.

With HealthPoint Plus, an employers' health benefit plan can remain intact with high employee satisfaction metrics even when cutting ever-increasing health plan insurance costs by having our telehealth solution paired with high-deductible health plans that save employers' benefit expense dollars.


Even though we've seen rapid advances in the quality of care, **cost of care & wait times are through the roof.**
Warren Buffett is right. Health care costs are swallowing the economy
Modern Healthcare
Healthcare costs increasing at unsustainable pace

For employees, increasing deductibles used to rein in costs make medical care more unaffordable than ever, even with higher-end health insurance plans with good medical coverage.



> This is because most telehealth is bundled with group insurance, raising premiums over time. **In order to tame these costs, basic care must be separated from insurance.**

That's where we come in.

THE MARKET

Revolutionizing a Massive Industry



GLOBAL TELEHEALTH MARKET FORECAST
CAGR 32.1%
$700B
$600B
$500B
$400B
$300B
$200B
$100B
$636.38B
2020
2021
2022
2023
2024
2025
2026
2027
2028
Source: Fortune Business Insights 09/2021

(source)

THE SOLUTION

Delivering Care Directly to Patients from the Comfort of Home

Our model of subscription-based telemedicine is disrupting the conventional healthcare market by seriously simplifying how Americans pay for healthcare. Subscribers pay a modest and affordable, fixed monthly fee for on-demand urgent medical care, essentially taking the insurance companies out of the equation. This eliminates deductibles, co-pays, reimbursement hassles, denied claims and annual premium increases.



HealthPoint Plus
Eliminates
deductibles
co-pays
reimbursement hassles
premium increases

We make it easy for patients to communicate with medical doctors with a simple phone call or a video call via smartphone, tablet or computer. From the information provided by the member on the call or video, our clinical network of bi-lingual doctors can diagnose most maladies, issue treatment protocols, and write prescriptions that are sent directly to the patient's pharmacy of choice.


HealthPoint Plus
SUBSCRIPTION-BASED BUSINESS TELEHEALTH
Real-time secure video or audio visits, anytime
Robust provider EMR to facilitate patient history

HealthPoint Plus generates revenue from employers who pay all or part of their employees' recurring monthly subscriptions. These subscriptions provide their employees' 24/7 access to convenient, virtual care from a clinical network of medical doctors from anywhere there's an internet connection. HealthPoint Plus' telehealth benefit can be paid for by employers or their employees (from an HSA, FSA or even some types of HRAs*), and can provide value for the uninsured, the under-insured or even the fully insured with higher health plan deductibles and co-pays. In accordance with the laws of risk management, the many subscriptions bear the risk of the few provider virtual visits, allowing HealthPoint Plus to make profit margins between the two.

HealthPoint Plus is still considered an early-stage healthcare company with nearly $4 million raised to-date, and currently seeking further investments to capitalize on the tremendous growth opportunities in the telehealth industry. With a seasoned executive management team and leading industry sales and partnership momentum, we are poised to disrupt the telehealth marketplace with affordable, convenient, on-demand access to healthcare.

WHY INVEST

A 21st Century Healthcare Solution

HealthPoint Plus is poised to disrupt the fast-growing, multi-billion dollar telehealth industry by reimagining the way individuals and their families, employers and their employees, even your furry family members (through our virtual pet/vet care) access and pay for healthcare. We believe this is the perfect time to launch in the telehealth space, with customers hungry for an innovative solution that's different from virtually every other telehealth company, but in a good way.

We plan to grow exponentially over the next couple of years by expanding our markets among growing industries of un-insured and self-insured employers. We believe we can achieve this because HealthPoint Plus' business model saves self-funded employer plan sponsors money over traditional health plans without sacrificing access to quality urgent medical care for their employees.

With strong demand already in the telehealth marketplace and a solution that solves major problems in a multi-billion dollar market, we are ready to expand with the support of everyday investors who understand the value of our services. We invite you to come grow with us.


Join us as we deliver
Comprehensive, affordable healthcare to people everywhere.

Meet Our Team



Gregory Greene

Chief Revenue Officer

Greg is the Chief Revenue Officer for HealthPoint Plus where he is responsible for the company's revenue streams, driving growth, and building strategic partnerships. His 25-year background in healthcare includes subject matter expertise in employee benefits technology and healthcare administrative operations. Prior to HealthPoint Plus, Greg was leading sales, marketing and partnership efforts with companies such as McKesson, Aetna and Express Scripts, Inc. He brings his years of corporate skillsets and solution-consciousness to HealthPoint Plus to help grow the company to the next levels of success.



Robert A Goddard

CEO & Chairman

Bob Goddard is the Chief Executive Officer and Chairman of the Board for HealthPoint Plus where he's responsible for providing the leadership needed to enable the company to deliver on his team's promises in these "choppy waters" of the past several years. Bob is a seasoned CEO for the past 20 years. Prior to that, he served as the CFO of several private and public (NYSE, NASDAQ, AMEX and OTC) as an entrepreneurial "hands on" executive who has demonstrated successful leadership in these roles for companies ranging from early stage start-ups to large mature re-staging corporations.

Prior to HealthPoint Plus, Bob had served as CEO for numerous organizations including as CEO for North America's largest distributor of educational media. With Bob at the helm, his prior ventures have been able to raise more than $150+ million in funding sources having successfully completed a series of mergers and acquisitions, in his career thus far.

Bob is a Cum Laude graduate of Northeastern University and the Harvard Business School



Jesse Dacri

Chief Design Officer

Jesse Dacri is a Los Angeles-based cinematographer and designer bringing over ten years of design and branding experience to HealthPoint Plus. He works to ensure that all software user interfaces, web content, presale and postsale collateral and other company assets are designed in easy-to-understand, pleasing formats that make HealthPoint Plus stand out.



Teresa M. Dean, MD

Director

Dr. Dean has been a Board Certified practicing Internal Medicine Physician since 2012, and has been practicing with Cedars Sinai Medical Group in Beverly Hills since August 2014. She was previously the Chief Operating Officer with DxEdge LLC. Dr. Dean earned her B.A. from University of Colorado, Boulder, in Kinesiology and Applied Physiology, summa cum laude; and her M.D. from Duke University School of Medicine. She completed her Internal Medicine Residency at the University of Florida, Gainesville. She has received numerous honors in the medical field and her articles and research have been published in articles and journals.



Michael Jalbert

SEC Compliance Officer

Michael Jalbert (Mike) is the Corporate Secretary and SEC Compliance Officer for HealthPoint Plus. Mike has been in the technology space for over 20 years working in both small startups and large firms with over 30,000 employees. His engineering background and ability to simplify the complicated give Mike a unique edge in the technology space.



Justin Holtzman, MD, MHSA

Director

Justin Holtzman, MD, MHSA, is a board-certified internist practicing in the Boston area. He received his Bachelor in Business Administration degree from The University of Michigan Ross School of Business in Ann Arbor, MI. Following his undergrad, he completed combined Master of Health Services Administration and Medical Doctorate degrees at The University of Michigan. He went on to complete his residency in Internal Medicine at the University of Massachusetts Medical School in Worcester, MA.

Dr. Holtzman has a passion for primary care, teaching, and delivering the highest quality, evidence-based care to his patients.



Marty Loughlin

Director

Marty Loughlin is an early-stage investor and advisor with a 30-plus year career in sales leadership, product & go-to-market strategy, scaling organizations, and helping clients to transform their business with breakthrough technologies. Marty most recently spent eight years with Cambridge Semantics, Inc. where he was Senior Vice President, Head of Global Sales. Prior to joining Cambridge Semantics, Marty was the Managing Director for EMC's consulting business in Boston. Before joining EMC in 2005, Marty was co-founder and COO of Granitar, a web consultancy that grew to 250 people in four years and served clients that included State Street Co., The New York Times, and Standard & Poor's. Marty began his career in Ireland with Digital Equipment Co. He holds a B. Eng. from Dublin City University and a High-Tech MBA from Northeastern University.



Dr. Joe Hyatt

Chief Medical Advisor

Joe Hyatt is the Chief Medical Advisor for HealthPoint Plus where he is responsible for the overall medical leadership for the company. Dr. Hyatt works to ensure that our services deliver exceptional care to our members based on best-in-class medical standards, and ensures development of new features that help support both providers and patients with a rich telehealth product.

Dr. Hyatt is an interventional pain management specialist. He is board certified in anesthesiology and has added qualifications in pain management by the American Board of Anesthesiology.

Offering Summary

Company	HealthPoint Plus, Inc.
Corporate Address	230 Independence Way Suite 4, Danvers, MA 01923
Offering Minimum	$10,000.00
Offering Maximum	$3,500,000.00
Minimum Investment Amount (per investor)	$497.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	3,500,000
Price per Share	$1.00
Pre-Money Valuation	$17,907,147.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 3 Days | 35% bonus shares

Super Early Bird - First 6 Days | 30% bonus

Early Bird Bonus - First 10 Days | 20% bonus shares

Volume

Tier 1 perk - Invest $600+ and receive Apple or Samsung Earpods

Tier 2 perk - Invest $2500+ and receive Apple or Samsung Smart Watch

Tier 3 perk - Invest $5,000+ and receive Apple or Samsung Tablet

Tier 4 perk - Invest $10,000+ and receive Apple or Samsung Earpods + Apple or Samsung Smart Watch + Apple or Samsung Tablet + 15% bonus shares

Tier 5 perk - Invest $25,000+ and receive Apple or Samsung Earpods + Apple or Samsung Smart Watch + Apple or Samsung Tablet + Apple Macbook Pro + 20% bonus shares

Tier 6 perk - Invest $50,000+ and receive Apple or Samsung Earpods + Apple or Samsung Smart Watch + Apple or Samsung Tablet + Apple Macbook Pro + 30% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

HealthPoint Plus will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow HealthPoint Plus to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

©2022 All Rights Reserved

About
Our Team
Equity Crowdfunding 101
Blog
StartEngine Careers
Portfolio Job Board

Companies
Get Funding
How It Works
Why StartEngine
Founder FAQ
Refer Founders
Partnerships

Investors
Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus
Form CRS

Legal/Contact
Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.